Filed pursuant to Rule 424b3
File No. 333-162015

UNITED STATES BRENT OIL FUND, LP

Supplement dated June 10, 2010
to
Prospectus dated May 27, 2010

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of United States Brent Oil Fund, LP dated May 27, 2010.

You should carefully consider the “Risk Factors” beginning on page 12 of the Prospectus before you decide to invest.

What is the Plan of Distribution?

Marketing Agent and Authorized Purchasers

The following should be inserted at the end of the sixth paragraph on page 73 of the Prospectus under the heading, “What is the Plan of Distribution? — Marketing Agent and Authorized Purchasers.”

In addition, any purchaser who purchases units with a view towards distribution of such units may be deemed to be a statutory underwriter.